

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 6, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Richard Falcone
Chief Executive Officer
23 Wallace Street, Suite 408
Red Bank, NJ 07701

> **Re: Aquamer Medical Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **File No. 000-52327**

Dear Mr. Falcone:

We have reviewed your response letter dated June 4, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended March 31, 2010</u>

<u>Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp</u>

1.   We note your response to prior comment 4. Please address the following comments:

- Please explain to us in more detail the nature of the intangible assets that you purchased from Thermafreeze and how you valued and determined the useful lives of the intangible assets.
- Please provide to us the significant assumptions that were utilized within your net present value and cash flow calculations.
- Please clarify to us what you mean by "fairness valuation." Discuss why you did not obtain a fairness valuation for the determination of the fair value of these intangible assets at or near the acquisition date.

Refer to the guidance in Topic 805 of the FASB Accounting Standards Codification.

You may contact Tara Harkins, Staff Accountant at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant